June 2, 2005

Mr. David R. Humphrey
Mail Stop0305
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:	Celadon Group, Inc.
Annual Report on Form 10-K, as amended, for the year ended June 30, 2004
File No. 0-23192

Dear Mr. Humphrey:

On behalf of Celadon Group, Inc. (the “Company”), I have enclosed our response to your request for supplemental information in your letter dated March 21, 2005.

The following are the questions from the letter sent March 21, 2005 and the Company’s response to the staff’s comments, directly beneath:

Item 7:   Management’s Discussion and Analysis - Overview and Results of Operations, pages 11-13

1.
Comment: See the last paragraph under this heading (and also under Results of Operations - the pretax margin paragraph discussion) whereby you disclose what pre-tax income would have been excluding the impact of certain items. Please note that you may discuss the material items considered to have an impact on you pre-tax income; however, it is not appropriate to provide a non-GAAP measure, such as pre-tax income that excludes the impact on these items. We note you have incurred similar charges in the past and there is no demonstration that such charges will not continue in the near future. Please revise in future filings to exclude the non-GAAP financial measure. Reference is made to Question Nos. 8 and 9 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003.

Response: The Company has reviewed Question Nos. 8 and 9 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003 and has concluded that all non-GAAP financial measures will be excluded from all future filings or appropriate reconciliations and explanations will accompany such financial measures in future filings.

Item 7:   Management’s Discussion and Analysis - Results of Operations, pages 13-17
Fiscal year ended June 30, 2004, compared with fiscal year ended June 30, 2003

2.
Comment: See the paragraph discussion of depreciation and amortization, and the fiscal 2004 impairment charge of $9.8 million. Expand to describe how and when you plan to dispose of the 48-foot trailers. Discuss how the impairment charge was determined for the approximately 1,600 trailers and whether the analysis was done at the reporting unit level (i.e., Transportation segment) or some other unit grouping or an individual trailer by trailer basis. We refer you to SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” Also, indicate the amount, if any, of the impairment charge that includes any residual value guarantee obligation. Discuss whether or not you have ordered the approximately 1,300 new replacement trailers, and whether the 600 trailers on order at June 30, 2004, as disclosed under Liquidity and Capital Resources, are included within the 1,300 trailers. Also, disclose that the approximately 1,600 trailers have been reflected in your balance sheet as held for sale at a write-down value of $0.4 million, as indicated in Note 3 to the audited financial statements.

Response: The Company has reviewed SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and has concluded that the accounting treatment for this transaction was proper; however, a more detailed discussion of the transaction should and will be incorporated into future filings. All but $0.4 million of the 48-foot trailers were disposed of in the nine-month period ending June 30, 2004 through equipment auctions and sales to equipment brokers, other trucking companies and equipment dealers. The remaining unsold trailers are included in the June 30, 2004 balance sheet as held for sale at a write-down value of $0.4 million. The impairment charge was determined on a trailer by trailer basis after reviewing the then prevailing market prices for like equipment. The impairment charge does not include any residual value guarantee obligation. The 1,300 new replacement trailers, which did not include the 600 trailers on order at June 30, 2004 (as disclosed under the Liquidity and Capital Resources), were ordered prior to June 30, 2004.

Item 7:    Management’s Discussion and Analysis - Liquidity and Capital Resources, pages 17-19
 Table of Contractual Obligations

3.
Comment: We believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

Response: The Company has reviewed Section IV.A of FR-72 and agrees that scheduled interest payments should and will be incorporated into future filings in the table or additional disclosure regarding interest payments will be included in a footnote to the table.

In addition to the Company’s responses to the SEC staff comments above, the Company would like to acknowledge in writing, per the request of the SEC staff, the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filings;
·	the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at (317) 972-7014.

Sincerely,

/s/ Paul A. Will

Paul A. Will
Executive Vice President
Chief Financial Officer and Treasurer